Exhibit 99.1

NORTHERN OIL AND GAS, INC.

601 Carlson Pkwy, Suite 990

Minnetonka, Minnesota 55305

January 25, 2017

CONFIDENTIAL

TRT Holdings, Inc.

4001 Maple Avenue

Suite 600

Dallas, Texas 75219

Attention: Mr. Robert B. Rowling, Chief Executive Officer

Ladies and Gentlemen:

Robert B. Rowling, Cresta Investments, LLC, Cresta Greenwood, LLC and TRT Holdings, Inc. (together, “TRT”) and Northern Oil and Gas, Inc. (the “Company”) and, solely for the purpose of (i) the second sentence of Section 1(h) and (ii) the first sentence of Section 5 below, the TRT Nominees (as defined below), in consideration of the respective representations, warranties, covenants, agreements and conditions set forth in this letter agreement (this “Agreement”), and, intending to be legally bound, hereby agree as follows:

1.             Board Nomination and Other Company Matters.

a.             Promptly after the execution of this Agreement, the Company and the Board of Directors of the Company (the “Board”) shall take all necessary actions to appoint Michael T. Popejoy as a director of the Company to fill the current vacancy on the Board.

b.             The Company and the Board will take all necessary actions to nominate Michael T. Popejoy and Michael Frantz (each, a “TRT Nominee”) for election as an incumbent director of the Company at the 2017 annual meeting of the Company’s shareholders (the “2017 Annual Meeting”). Without limiting the generality of the foregoing, the Company and the Board shall (i) cause the slate of nominees standing for election, and recommended by the Board, at the 2017 Annual Meeting to include the TRT Nominees, (ii) nominate and reflect in the Company’s proxy statement on Schedule 14A for the 2017 Annual Meeting (the “2017 Company Proxy Statement”) the nomination of the TRT Nominees for election at the 2017 Annual Meeting as directors of the Company with a term expiring at the 2018 annual meeting of the Company’s shareholders (the “2018 Annual Meeting”), (iii) recommend and reflect in the 2017 Company Proxy Statement the recommendation of the TRT Nominees for election as directors of the Company at the 2017 Annual Meeting, and cause the Company to use its reasonable best efforts to solicit proxies in favor of the election of the TRT Nominees with respect to the 2017 Annual Meeting, and (iv) cause all proxies received by the Company with respect to the 2017 Annual Meeting to be voted in the manner specified by such proxies and cause all proxies for which a vote is not specified to be voted for the election of the TRT Nominees as directors of the Company.

c.             The Company and the Board will not increase the size of the Board to more than seven directors at any time during the period beginning on the date of this Agreement (the “Effective Date”) and continuing until the date of the 2017 Annual Meeting (the “Termination Date”).

d.             Prior to the execution of this Agreement, the Company and the Board have determined that each of the TRT Nominees (1) satisfies the requirements for being an independent director of the Company pursuant to applicable requirements of the NYSE MKT and the SEC and is “independent” in accordance with the requirements of all applicable rules and policies of the Company, and (2) is otherwise qualified to serve as a member of the Board.

e.             Each of the Company and TRT agrees that each of the TRT Nominees, upon election or appointment to the Board, will serve as an integral member of the Board and, subject to the terms and conditions set forth in this Agreement, will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure policies, and other governance guidelines, and will have the same rights and benefits, including with respect to insurance coverage, indemnification rights, exculpation, advancement of expenses, and compensation and fees, access to personnel and information as are applicable to all independent directors of the Company.

f.             At least one of the TRT Nominees will serve on each of the Compensation Committee of the Board (the “Compensation Committee”) and the Executive Committee of the Board (the “Executive Committee”), and the Company and the Board will take all actions necessary and appropriate to effect the appointment of at least one TRT Nominee to the Compensation Committee and Executive Committee promptly after the execution of this Agreement. Such TRT Nominee will serve on the Compensation Committee and the Executive Committee until at least the 2018 Annual Meeting so long as each such TRT Nominee satisfies the requirements for being an independent director pursuant to applicable requirements of the NYSE and the SEC and meets any applicable legal requirements for eligibility to serve on such committee, which determination will be made reasonably and in good faith by the Board on a basis reasonably consistent with the Board’s evaluation of other proposed members of such committee.  The Company hereby confirms that the Company and the Board do not intend to create any additional committees of the Board, but in the event that a new committee (a “New Committee”) is created prior to the 2018 Annual Meeting, the Company agrees that (i) the Board will appoint at least one TRT Nominee to serve on the New Committee, and (ii) such TRT Nominee will serve on the New Committee until at least the 2018 Annual Meeting, unless, in each case, the Board determines in good faith and acting reasonably that neither TRT Nominee should serve on the New Committee as a result of a material conflict of interest created by the service or proposed service of such TRT Nominee on the New Committee.

g.             If any TRT Nominee is not elected to the Board at the 2017 Annual Meeting or, after election to the Board, thereafter is removed, resigns, or is otherwise unable to serve as a director of the Company at any point prior to the 2018 Annual Meeting, except pursuant to Section 1(h), then TRT will be entitled to select a new designee to serve as a director, which designee (1) must qualify as an independent director of the Company pursuant to applicable requirements of the NYSE MKT and the SEC and (2) will be chosen by TRT subject to a determination by the Nominating Committee of the Board that such designee is eligible to serve as a director under applicable law, such determination to be made promptly, reasonably and in good faith on a basis reasonably consistent with the Company’s evaluation of all other directors, and the Board will promptly appoint such designee to the Board (and to the committees of the Board on which the TRT Nominee being replaced served, provided that such designee meets the applicable independence standards and applicable legal requirements for eligibility to serve on such committee, as contemplated in this Agreement) to serve until the next annual meeting of shareholders of the Company after such appointment.  Any such designee will be deemed a TRT Nominee for all purposes under this Agreement and TRT agrees to cause any designee appointed pursuant to this Section 1(g) to comply with all obligations of TRT and TRT Nominees under this Agreement.  The Company will take any action necessary or appropriate to facilitate the discharge of its obligations under this Section 1(g), including increasing the number of seats on the Board or amending the Company’s bylaws and its other governing documents, in each case, to the extent permissible under applicable law.

h.             Notwithstanding anything to the contrary herein, (1) if TRT and its Affiliates Beneficially Own less than 10% of the outstanding shares of the Company’s common stock, par value $0.001 (the “Common Stock”), but 5% or more of the outstanding shares of Common Stock, TRT will be entitled to representation on the Board of just one TRT Nominee, and (2) if TRT and its Affiliates Beneficially Own less than 5% of the outstanding shares of Common Stock, TRT will not be entitled to any representation on the Board.  If TRT’s Beneficial Ownership of Common Stock falls below the aforementioned requisite thresholds, (A) TRT will promptly notify the Company thereafter and will promptly cause the appropriate number of TRT Nominees to resign, and (B) such TRT Nominee(s) will promptly resign. For purposes of this Section 1(h), (i) the terms “Beneficially Own” and “Beneficial Ownership” will have the same meaning as “beneficial owner” set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the term “Affiliates” will have the same meaning as such term set forth in Rule 12b-2 under the Exchange Act.

2.             2017 Annual Meeting.  Subject to the compliance in all material respects by the Company and the Board with their obligations under this Agreement:

a.             At the 2017 Annual Meeting, TRT will, and will cause their respective affiliates and associates under their control to, vote all shares of Common Stock that they are entitled to vote at the 2017 Annual Meeting:

i.      in favor of the election of each of the Board’s nominees for director (including the TRT Nominees), and

ii.     in accordance with the Board’s recommendation with respect to any (A) proposal requesting the ratification of the Company’s independent registered public accounting firm, (B) proposal to approve, on an advisory basis, the compensation of Company’s named executive officers under Section 14A of the Exchange Act, and Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and (C) non-binding proposal brought by a shareholder of the Company pursuant to Section 14a-8 of the Exchange Act.

b.             From the Effective Date until the Termination Date, TRT will not, and will cause their respective affiliates and associates under their control not to, and will not encourage any third party to, initiate or propose any shareholder proposal or seek the nomination of any candidate as a director of the Company at the 2017 Annual Meeting (other than the TRT Nominees in accordance with this Agreement). As reasonably practicable following the Effective Date, the Company and the Board will set a date for the 2017 Annual Meeting, which date will be no later than May 31, 2017, and will establish a record date for the 2017 Annual Meeting, which record date will be within sixty days prior to the date of the 2017 Annual Meeting.

3.             Non-Solicitation.  Subject to the compliance in all material respects by the Company and the Board with their obligations under this Agreement, during the period beginning on the Effective Date and continuing until the Termination Date, TRT will not, and will cause their respective affiliates and associates under their control not to, and will not encourage any third party to, “solicit” (as such term is defined in Rule 14a-1(l) under the Exchange Act) shareholders of the Company with respect to the approval of any shareholder proposal or the nomination or election of any candidate as a director of the Company in opposition to the recommendation of the Board.

4.             Non-Disparagement.

a.             Beginning on the Effective Date and continuing until the Termination Date, TRT will not, and will cause their affiliates and associates under their control not to, engage in any conduct or solicit, make or cause to be made, any statement or opinion or communicate any information (whether oral or written) (collectively, “Conduct”) that is calculated to or reasonably could be expected to have the effect of (i) undermining, impugning, disparaging or otherwise in any way reflecting adversely or detrimentally upon the Company, or any of its representatives acting on its behalf, or the Company’s affiliates and associates under its control, or (ii) accusing or implying that the Company, or any of its representatives acting on its behalf, or the Company’s affiliates and associates under its control, engaged in any wrongful, unlawful or improper conduct; except, in each case, with respect to any claim (A) relating to the performance of obligations under this Agreement or for breach of or to enforce this Agreement and (B) that cannot be waived by law (collectively, the “Excluded Claims”).

b.             Beginning on the Effective Date and continuing until the Termination Date, the Company will not, and will cause its affiliates and associates under its control not to, engage in any Conduct that is calculated to or reasonably could be expected to have the effect of (i) undermining, impugning, disparaging, or otherwise in any way reflecting adversely or detrimentally upon TRT, or any of their respective representatives acting on their behalf (including the TRT Nominees), or TRT’s affiliates and associates under their control, or (ii) accusing or implying that TRT, or any of their respective representatives acting on their behalf (including the TRT Nominees), or TRT’s affiliates and associates under their control, engaged in any wrongful, unlawful or improper conduct; except, in each case, with respect to any Excluded Claim.

c.             The foregoing covenants in this Section 4 will not apply to any (i) non-public oral statements made directly to a party hereto or its representatives, (ii) compelled testimony or production, either by legal process, subpoena or otherwise, and (iii) response to any request for information from any governmental authority having jurisdiction over a party, so long as no action of such party, or any representative acting on its behalf, invited or suggested such request.

5.             Additional Agreements.  The TRT Nominees hereby agree not to call a special meeting of the shareholders of the Company pursuant to Section 1.03 of the Company’s bylaws unless at least one additional member of the Board that is not a TRT Nominee joins in the calling of such special meeting. Subject to the compliance in all material respects by the Company and the Board with their obligations under this Agreement, beginning on the Effective Date and continuing until the Termination Date, neither TRT nor any of their affiliates or associates under their control will, and it will cause each of their affiliates and associates under their control not to, directly or indirectly, in any manner:

a.             form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock, except for such “group” identified in TRT’s Schedule 13D filed with the Securities and Exchange Commission on December 8, 2014; provided, however, that nothing herein shall limit the ability of an affiliate of TRT to join the “group” following the execution of this Agreement, so long as any such affiliate agrees to be bound by the terms and conditions of this Agreement;

b.             deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than in accordance with this Agreement;

c.             purchase and acquire shares of Common Stock that do not include all voting rights for such shares;

d.             call or seek to have called, or encourage any third party to call or seek to have called, any special meeting of the shareholders of the Company; and

e.             make any public request or submit any public proposal to amend or waive the terms of this Agreement.

6.             Miscellaneous.

a.             No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.  This Agreement, together with the Letter Agreement, dated January 2, 2015, by and between each of the parties hereto (except for the TRT Nominees), constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written, and prior and contemporaneous oral, agreements and understandings between the parties with respect to the subject matter hereof.  This Agreement may be modified or waived only by a separate writing executed by TRT and the Company expressly so modifying or waiving this Agreement.

b.             Money damages would be an inadequate remedy for breach of this Agreement by TRT or the Company, as applicable, because of the difficulty of ascertaining the amount of damage that will be suffered by the non-breaching party in the event that this Agreement is breached, the irreparable injury that would be suffered by the non-breaching party in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that such injury would not be adequately compensable in damages.  Therefore, TRT and the Company will be entitled to specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach by TRT or the Company, as applicable, and TRT and the Company further waive any requirement for the securing or posting of any bond in connection with any such remedy and shall not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity.  Such remedy shall not be deemed to be the sole or exclusive remedy for any breach of this Agreement by TRT or the Company, as applicable, but shall be in addition to all other remedies available at law or equity to the non-breaching party.  The provisions of this Agreement shall be enforced to the fullest extent permissible under the law and public policies applied in the jurisdiction in which enforcement is sought.  Accordingly, if any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Notwithstanding the foregoing, if such provision, covenant or restriction could be more narrowly drawn so as not to be invalid, prohibited or unenforceable, it shall be so narrowly drawn, without invalidating the remaining provisions of this Agreement.

c.             This Agreement, and any claims arising out of, relating to or associated with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Minnesota without reference to the conflict of laws principles or any other principle that could require the application of the laws of any other jurisdiction.  Each of TRT and the Company (i) irrevocably agrees that any suit, action or proceeding arising out of, relating to or associated with this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery or any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom, (ii) consents to submit itself to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any suit, action or proceeding arising out of, relating to or associated with this Agreement in any court other than the aforesaid courts,

(iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) irrevocably waives, and will not assert, to the fullest extent permitted by applicable law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

d.             Neither this Agreement nor any right, interest or obligation hereunder may be assigned by either the Company or TRT without the prior written consent of the other parties, and any attempt to do so will be void.  Subject to the preceding sentence, all the terms and provisions of this Agreement will inure to the benefit of and will be enforceable by the successors, assigns, heirs, executors and administrators of the Company and TRT, as applicable.  Except as otherwise expressly set forth herein, nothing contained in this Agreement will create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or a successor, heir, executor, administrator (as applicable) or permitted assignee of such party.

e.             Neither the Company nor TRT shall issue any press release or public announcement concerning this Agreement without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Company or TRT (as applicable), disclosure is otherwise required by applicable law or by the applicable rules of any stock exchange on which the Company lists securities or in order to comply with any covenants contained in any credit agreements or indentures.

f.             The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the parties and no presumption or burden of proof must arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  Any words imparting the singular number only shall include the plural and vice versa.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.  The word “including” means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if”.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

[Signature Page Follows]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

Northern Oil & Gas

			By:	/s/ Erik J. Romslo
				Name:	Erik J. Romslo
				Title:	EVP, General Counsel & Secretary

Confirmed and Agreed to:

TRT Holdings, Inc.

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Chief Executive Officer

CRESTA INVESTMENTS, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

CRESTA GREENWOOD, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President and Secretary

/s/ Robert B. Rowling
Robert B. Rowling

Solely for the purpose of the second sentence of Section 1(h) and the first sentence of Section 5:

TRT NOMINEES:

/s/ Michael T. Popejoy
Michael T. Popejoy

/s/ Michael Frantz
Michael Frantz

[Signature Page to Letter Agreement between TRT and the Company]